

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2023

Noel Watson
Chief Financial Officer
Legalzoom.com, Inc.
101 N. Brand Boulevard
11th Floor
Glendale, CA 91203

> **Re: Legalzoom.com, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **File No. 001-35618**

Dear Noel Watson:

We have reviewed your April 5, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 22, 2023 letter.

Form 10-K for the Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 38

1. We note from your response to prior comment 1 that you believe the number of subscription units and average revenue per subscription (ARPU) are the most meaningful measures for understanding your overall subscription business, including the ongoing relationships with your customers. Please explain further how these measures provide support for the retention and growth of your existing customer base. In your response, provide us with a breakdown of subscriptions lost and new subscriptions obtained during fiscal 2022. Also, tell us how ARPU was impacted by existing customer product mix. In addition, tell us and revise to disclose the percentage or dollar amount of subscription revenue growth from new versus existing customers.

 You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Technology

cc: Thomas Hopkins